PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus dated May 27, 1997)

                         322,581 SHARES

                             (LOGO)
                  DUKE REALTY INVESTMENTS, INC.

                          COMMON STOCK

  We are a self-administered and self-managed real estate investment trust. We are offering and selling 322,581 shares of common stock with this prospectus supplement to AEW Capital Management, L.P. We are selling these shares at a price of $23.25 per share, for total proceeds of $7,500,008.25. We will receive the proceeds from the sale of the common stock. Our common stock is listed on the New York Stock Exchange under the symbol DRE. The last reported sale price for the common stock on November 11, 1998 was $23-1/16 per share.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


  The date of this Prospectus Supplement is November 12, 1998.

                        TABLE OF CONTENTS
                                                             PAGE
                      PROSPECTUS SUPPLEMENT
The Company                                                  S-3
Recent Developments                                          S-3
Use of Proceeds                                              S-4
Certain Federal Income Tax Considerations                    S-5
Plan of Distribution                                         S-6
Legal Matters                                                S-6

                           PROSPECTUS
Available Information                                          2
Incorporation of Certain Documents by Reference                2
The Company and the Operating Partnership                      3
Use of Proceeds                                                3
Ratios of Earnings to Fixed Charges                            4
Description of Debt Securities                                 4
Description of Preferred Stock                                15
Description of Depositary Shares                              21
Description of Common Stock                                   24
Federal Income Tax Considerations                             26
Plan of Distribution                                          33
Legal Opinions                                                34
Experts                                                       34

                   FORWARD-LOOKING STATEMENTS

  This prospectus supplement and the accompanying prospectus includes and incorporates by reference forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

     - Our anticipated future acquisition and development strategies;
     - Tax risks, including our continued qualification as a real estate investment trust;
     - The limited geographic diversification of our real estate portfolio; and
     - General real estate investment risks, including local market conditions and rental rates, competition for tenants, tenant defaults, possible environmental liabilities and financing risks.

  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and discussed in or incorporated by reference in the accompanying prospectus may not occur.

  You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

  THE FOLLOWING INFORMATION MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF SEPTEMBER 30, 1998. ALL REFERENCES TO "WE" OR THE "COMPANY" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MEAN DUKE REALTY INVESTMENTS, INC. AND ALL ENTITIES OWNED OR CONTROLLED BY DUKE REALTY INVESTMENTS, INC., EXCEPT WHERE IT IS MADE CLEAR THAT THE TERM MEANS ONLY THE PARENT COMPANY.

                           THE COMPANY

  We are a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At September 30, 1998, we owned a diversified portfolio of:

  -  428 in-service industrial, office and retail properties (the
     "Properties"), encompassing approximately 49.5 million square feet located in eight states;

  - 34 buildings and four building expansions encompassing approximately 5.1 million square feet under development; and

  - Approximately 1,700 acres of unencumbered land (the "Land") for future development, of which approximately 70% is zoned for industrial use and which is typically located adjacent to the Properties.

We provide the following services for the Properties and for certain properties owned by third parties:

  -  leasing

  -  management

  -  construction

  -  development

  -  other tenant-related services

  We directly or indirectly hold all of our interests in the Properties and Land and we conduct all of our operations through Duke Realty Limited Partnership (the "Operating Partnership"). Holders of units in the Operating Partnership (other than us) may exchange them for our common stock on a one for one basis. When units are exchanged for common stock, our percentage interest in the Operating Partnership increases. We control the Operating Partnership as its sole general partner and own, as of September 30, 1998, approximately 88% of the Operating Partnership's units. In addition, as of September 30, 1998, our senior management team owned approximately 14% of the Company through ownership of common stock and units in the Operating Partnership.

                       RECENT DEVELOPMENTS

OPERATING PERFORMANCE AND DIVIDEND

  For the nine months ended September 30, 1998, we reported the following information as compared to the same period in 1997.

                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,
                                                      -----------------
                                                        1998     1997
                                                      -------- --------
                                                                                                                 (IN THOUSANDS)
Net income available for common shareholders        $ 67,569   $ 46,593
Revenues                                             272,309    158,722
Funds From Operations                                118,084     74,130
Cash flow provided by (used by):
  Operating activities                               149,109    110,138
  Investing activities                              (470,801)  (380,536)
  Financing activities                               333,372    439,196

  On October 22, 1998, our Board of Directors declared a regular quarterly common dividend of $.34 per share, payable on November
30, 1998 to common shareholders of record on November 12, 1998.
This dividend equals $1.36 on an annualized basis.

FINANCING

  Effective in August 1998, our unsecured line of credit was increased from $250.0 million to $450.0 million. This line of credit bears interest at a rate equal to the London Interbank Offered Rate (LIBOR) plus .80%. This line of credit matures in April 2001.

DEVELOPMENT AND ACQUISITIONS

  During the first nine months of 1998, we placed in service 4.6 million square feet of newly developed properties which are 93% leased. The total cost of these properties was $186.2 million and the combined weighted average unleveraged stabilized return on cost for these properties is expected to be 11.9%. Also during the first nine months of 1998, we acquired 4.2 million square feet of properties which are 83% leased. The total cost of these properties was $249.4 million. We expect the combined weighted average unleveraged stabilized return on cost for these properties to be 10.1%. We currently have 5.1 million square feet of properties under development which are 43% pre-leased. These properties consist of 52% industrial, 44% office and 4% retail properties (based on square footage) and are expected to have a total cost upon completion of $351.5 million. We expect the combined weighted average unleveraged stabilized return on cost for these properties to be 11.5%.

  Subsequent to September 30, 1998, we placed in service another 283,000 square feet of properties which are 62% leased with a total cost of $27.2 million . In addition, we have acquired 459,000 square feet of properties which are 95% leased at a total cost of $55.2 million. We expect the combined weighted average unleveraged stabilized return on cost for these properties to be 10.8%.

  Our expectations of total cost and weighted average unleveraged stabilized return on cost are forward-looking information. This information is, therefore, subject to normal risks in the completion of construction of the properties under development and the leasing of any unleased portion of the properties. These risks could cause actual results to be materially different from our expectations.


                         USE OF PROCEEDS

  We expect to receive net proceeds from the sale of the common stock of approximately $7.5 million. We presently intend to use the net proceeds to reduce the outstanding balance on our unsecured line of credit which will be used to fund development and acquisition of additional rental properties. Our unsecured line of credit had an aggregate of $182 million outstanding as of November 5, 1998, bearing interest at LIBOR plus .55% - .80%.
                               S-4

            CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  For a discussion of material federal income tax consequences applicable to distributions to shareholders and our election to be taxed as a REIT, see "Federal Income Tax Considerations" in the accompanying prospectus.

  You should be aware that the Taxpayer Relief Act of 1997 (the "1997 Act") and the recently-enacted IRS Restructuring Act made numerous changes to the Code, including reducing the maximum tax imposed on net capital gains from the sale or exchange of assets held for more than 12 months by individuals, trusts and estates. The 1997 Act also makes certain changes to the requirements to qualify as a REIT and to the taxation of REITs and their shareholders.

  In general, a domestic shareholder will realize capital gain or loss on the disposition of common stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the shareholder's adjusted basis of such common stock. Under the 1997 Act, as revised by the IRS Restructuring Act, for gains realized after December 31, 1997, and subject to certain exceptions:

     - the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets held for more than 12 months has been reduced to 20%;

     - the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years;

     - for taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%;

     - for taxpayers who would be subject to a maximum tax rate of 15%, effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years;

     - the maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the deductions for depreciation with respect to such property; and

     - long-term capital gain we allocate to a shareholder will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property we sell.--

The 1997 Act provides the Internal Revenue Service with authority to issue regulations that could, among other things, apply these rates to sales of capital assets by "pass through entities" (including REITs) and to sales of interests in "pass through entities." The taxation of capital gains of corporations was not changed by the 1997 Act or the IRS Restructuring Act.

  The 1997 Act also includes several provisions that are intended to simplify the taxation of REITs. These provisions are effective for taxable years beginning after the date of enactment of the 1997 Act which, as to us, is our taxable year which began January 1, 1998. These provisions are as follows:

     - In determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT is deemed to have received as a result of performing such impermissible services does not exceed one percent of all amounts received directly or indirectly by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is at least 150% of the direct cost to the REIT of providing those services.

     - Certain non-cash income, including income from cancellation of indebtedness and original issue discount, will be excluded from income in determining the amount of dividends that a REIT is required to distribute.
                               S-5

     - A REIT may elect to retain and pay income tax on any net long-term capital gains and require its shareholders to include such undistributed net capital gains in their income. If a REIT makes such an election, the REIT's shareholders would receive a tax credit attributable to their share of capital gains tax paid by the REIT on the undistributed net capital gain that was included in the shareholders' income, and such shareholders will receive an increase in the basis of their shares in the amount of undistributed net capital gain included in their income reduced by the amount of the credit.

     - The 1997 Act repeals the requirement that a REIT receive less than 30% of its gross income from the sale or disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from certain sales of real property held less than four years.

     - The 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.


                      PLAN OF DISTRIBUTION

  We have agreed to sell to AEW Capital Management, L.P., and it has agreed to purchase from us, 322,581 shares of our common stock.

  We expect to incur expenses of approximately $6,500 in connection with this offering. These expenses are estimated to include legal fees of $3,500, New York Stock Exchange listing fees of $1,800 and miscellaneous expenses of $1,200.

                          LEGAL MATTERS

  In addition to the legal opinions referred to under "Legal
Opinions" in the accompanying prospectus, the description of Federal income tax matters contained in this Prospectus
Supplement entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Bose McKinney & Evans.

                           322,581 SHARES


                             (LOGO)
                          COMMON STOCK

                      ---------------------

                      PROSPECTUS SUPPLEMENT
                      ---------------------

                        NOVEMBER 12, 1998